EX-99.77Q1 Amendment to by-laws

Amendment to Section 13 of the Central Securities Corporation by-laws:

         13. The property and business of this corporation shall be managed by its board of directors, six in number. Directors need not be stockholders. They shall be elected at the annual meeting of the sotckholders, and each director shall be elected to serve until his successor shall be elected and shall qualify.